UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):

March 6, 2024

SLINGSHOT USA, LLC
(Exact name of issuer as specified in its Certificate of Formation)

Delaware	87-3004954
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1209 Orange Street Wilmington, DE 19801
(Full mailing address of principal executive offices)

(801) 401-8900
(Issuer’s telephone number, including area code)

Preferred Units
(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On March 6, 2024, Slingshot USA, LLC (the “Company”) executed and entered into the First Amended and Restated Operating Agreement (the “First A&R Agreement”), replacing the Amended and Restated Operating Agreement dated January 20, 2024 (the “Prior Agreement”), in its entirety. The First A&R Agreement, among other things, reflects certain changes regarding the appointment and designation of managers.

Item 9. Appointment of Chief Executive Officer

On March 6, 2024, the Managers of the Company (the “Managers”) appointed Paul Venter as Chief Executive Officer of Slingshot USA, LLC (the “Company”). This biographical information is set forth below.

Paul Venter is an experienced operator and entrepreneur with finance training. He was born in South Africa and now lives in the USA. His career spans more than 20 years in Consumer Products, Marketing and Media. He is an experience M&A entrepreneur, international trade specialist and investment manager.

Item 9.	Other Events

On March 6, 2024, the Managers of the Company appointed Paul Venter to serve as a manager of the Company. In connection with the appointment of Mr. Venter, the Company’s board of managers has been increased to five (5) members. Mr. Venter will serve as a manager of the Company until the Member’s next annual meeting of the members and until his successor is duly elected and qualified or until his earlier death, resignation or removal in accordance with the Company’s First A&R Agreement and applicable law.

Exhibit Index

Exhibit No.	Description of Exhibit

1.1	Form of First Amended and Restated Operating Agreement of Slingshot USA, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SLINGSHOT USA, LLC

By:	/s/ Bernardus Johannes Lans

Its:	Manager

Date:	March 6, 2024

EXHIBIT 1.1

Form of First Amended and Restated Operating Agreement of Slingshot USA, LLC

[please see attached]